Exhibit 2.1

ACQUISITION AGREEMENT

THIS AGREEMENT ("this Agreement") is made and entered into as of this 22nd day of March, 2005, by and between Sonerra Resources Corporation ("Sonerra"), a Texas corporation, whose address is P.O. Box 631627, Nacogdoches, Texas 75963-1627, Pinnacle Energy Group, L.C. ("Pinnacle"), a Texas limited liability company, whose address is P.O. Box 631627, Nacogdoches, Texas 75963-1627, and Nacogdoches Gas, L.L.C. ("Nacogdoches Gas"), whose address is 1 New Hampshire Avenue, Suite 125, Portsmouth, New Hampshire 03801.

W I T N E S S E T H:

WHEREAS, Sonerra and Nacogdoches Gas entered into that certain Project Development Agreement dated January 7, 2005 (the "Development Agreement") regarding the acquisition of undivided leasehold working interests in, and the participation in the drilling and development of wells situated on, certain oil, gas and mineral leases within the "Project Area" more particularly described and defined in the Development Agreement. All capitalized terms used in this Agreement that are not otherwise defined shall have the meaning given to such terms in the Development Agreement; and

WHEREAS, the Development Agreement, under Article III thereof, sets forth Nacogdoches Gas' agreement to finance 100% of the adjusted purchase price (up to, but not exceeding, $3,450,000) for the acquisition by Sonerra of all oil and gas interests, properties and assets within the Project Area currently owned by SunStone Corporation ("SunStone") and its predecessor companies (such interests, properties and assets being hereinafter collectively called the "SunStone Interests" and described in Exhibit C to the Development Agreement); and

WHEREAS, Article III of the Development Agreement stipulates that the terms of the financing and acquisition of the SunStone Interests shall be definitively set forth in a separate written agreement between the parties thereto; and

WHEREAS, in addition to those terms contained under Article III of the Development Agreement, the Development Agreement also sets forth other terms and conditions pertaining to the SunStone Interests, all of which terms and conditions remain in full force and effect and unchanged by the terms of this Agreement.

WHEREAS, as contemplated in the Development Agreement, Sonerra and Nacogdoches Gas hereby agree to complete the financing and acquisition of the SunStone Interests in accordance with the following terms.

NOW, THEREFORE, in consideration of the foregoing, Nacogdoches Gas' provision of the actual funding for the SunStone Interests and the mutual covenants herein contained, the parties hereto agree as follow:

1.   ACTIONS AT AND FOLLOWING CLOSING.

a.   Sonerra will acquire the SunStone Interests under the terms and conditions of the Purchase and Sale Agreement executed between Sonerra and SunStone, attached hereto as Exhibit A (the "Purchase and Sale Agreement").

b.   At the closing of Sonerra's acquisition of the SunStone Interests, Nacogdoches Gas will provide to Sonerra the Adjusted Purchase Price, as defined in the Purchase and Sale Agreement, up to a maximum dollar amount totaling $3,450,000.

c.   At the closing of Sonerra's purchase of the SunStone Interests (the "Closing"), Sonerra shall execute, acknowledge and deliver to Nacogdoches Gas an Assignment, Bill of Sale and Conveyance in the form attached hereto as Exhibit B (the "SunStone Assignment").

d.   The third party legal costs incurred by Nacogdoches Gas directly relating to Sonerra's acquisition of the SunStone Interests and the associated closing of such transaction shall be included in the Cumulative Project Costs.

2.   INDEMNIFICATION.

To the extent permitted by law, Sonerra, from and after Closing, shall defend, indemnify and hold Nacogdoches Gas harmless from and against any and all damage, loss, cost, expense, obligation, claim or liability, including reasonable counsel fees and reasonable expenses of investigation, defending and prosecuting litigation, suffered by Nacogdoches Gas as a result of (i) the inaccuracy of any representation or warranty of Sonerra set forth in the Purchase and Sale Agreement, and (ii) the breach of, or failure to perform or satisfy, any of the covenants of Sonerra set forth in the Purchase and Sale Agreement.

Nacogdoches Gas shall assume its respective proportionate Ownership Interest percentage occurring before and after Project Payout, of the rights and benefits arising relative to the representations, warranties and indemnifications made and provided by SunStone to Sonerra, under the terms of the Purchase and Sale Agreement.

3.   OAK RIDGE 3-D SEISMIC DATA.

a.   The parties hereto recognize that (i) the Oak Ridge 3-D Seismic Data (the "Subject Seismic Data") was previously acquired pursuant and subject to the terms of that certain 3D Seismic Farmout Agreement dated July 1, 1999 (the "3-D Seismic Agreement") by and between MTV Oil and Gas Limited Partnership ("MTV") and Pinnacle, (ii) other third parties in addition to SunStone (previously MTV) retain certain rights under and pursuant to the terms of the 3-D Seismic Agreement, (iii) the 3-D Seismic Agreement contains an Area of Mutual Interest provision (the "AMI Provision") that is not contemplated by the terms of the Development Agreement and (iv) Sonerra would not be willing to assign an undivided ninety percent (90%) interest in the 3-D Seismic Agreement to Nacogdoches Gas without Nacogdoches Gas agreeing to the terms of this paragraph 3a. Accordingly, notwithstanding any provision to the contrary contained in this Agreement and/or any other agreement or document, in the event Nacogdoches Gas exercises its right under the AMI Provision to acquire its Ownership Interest share of any "Mineral Interests" (as defined in the AMI Provision) acquired by Sonerra within the "Area of Mutual Interest" (as defined in the AMI Provision), Nacogdoches Gas' rights in and to such Mineral Interests shall be subject to the terms of the Development Agreement. More specifically, in the event Nacogdoches Gas elects, or is deemed to have elected, not to participate in the drilling of an Optional Well Set, Sonerra shall have the right to sell and assign, on one or more occasions, all or any portion of such Mineral Interests to other third party participants that desire to participate in the drilling of one or more wells on such Mineral Interests (or lands pooled therewith). At such time and from time to time as Sonerra provides written notice to Nacogdoches Gas that Sonerra intends to assign all or any portion of such Mineral Interests to one or more third party participants, Nacogdoches Gas shall, no later than five (5) days following the receipt of each such written notice, execute, acknowledge and deliver to Sonerra an assignment of that portion of the Mineral Interests being assigned by Sonerra to such third party participant(s) (the "Subject Interest"). As the sole consideration for assigning the Subject Interest to Sonerra, Nacogdoches Gas shall be entitled to receive its proportionate share (based on its before Project Payout or after Project Payout Ownership Interest, as applicable) of the same per net mineral acre lease acreage consideration that is received and the same overriding royalty interest that is retained by the investor participants in any Lease Acquisition Fund (managed by either Sonerra or Pinnacle) that assigns lease acreage into the same drilling prospect that includes the Subject Interest.

        b.   From the Closing until Project Payout, Nacogdoches Gas shall own 90% of the undivided interest in and to the Subject Seismic Data being acquired as part of the SunStone Interests and shall be entitled to 90% of all revenue derived from any sale of the Subject Seismic Data. After Project Payout, Nacogdoches Gas shall own 50% of the undivided interest in and to the Subject Seismic Data being acquired as part of the SunStone Interests and shall be entitled to 50% of all revenue derived from any sale of the Subject Seismic Data.

        c.   Any proceeds derived from the sale of the Subject Seismic Data shall be treated and handled in accordance with the terms and provisions set forth in the Development Agreement with respect and relative to the SunStone Interests.

        d.   No party hereto shall sell or transfer all and/or any portion of the Subject Seismic Data on any one or more occasions without the mutual written consent and agreement of each of the parties hereto.

4.   <u>UNDIVIDED LEASEHOLD INTERESTS.</u>

        a.   The SunStone Assignment shall (i) transfer to Nacogdoches Gas a 90% Ownership Interest in and to the SunStone Interests (the "Assigned Interest"), which Assigned Interest shall be reduced to a 50% Ownership Interest upon Project Payout, (ii) reserve unto Sonerra a 10% Ownership Interest in and to the SunStone Interests (the "Retained Interest"), which Retained Interest shall be increased to a 50% Ownership Interest upon Project Payout, (iii) reserve unto Sonerra the exclusive right to propose and conduct any drilling, completion, development or other operations on the lands covered by the Assigned Interest (the "SunStone Lands") and (iv) otherwise be in form mutually agreeable to Sonerra and Nacogdoches Gas.

b.   The parties recognize that the sole purpose of the SunStone Assignment is to evidence of record the respective rights and interests of Sonerra and Nacogdoches Gas in and to the SunStone Interests, as more particularly described in, and consistent with the terms of, the Development Agreement. In no event shall the SunStone Assignment be construed as amending or modifying in any way the respective rights and obligations of Sonerra and Nacogdoches Gas under the Development Agreement. In furtherance of this intent, the parties hereto agree as follows:

(i)   In the event Nacogdoches Gas elects to participate in the drilling of any Optional Wells on the SunStone Lands (or lands pooled therewith), such participation shall not be on a "heads-up basis", but shall be governed by the terms of the Development Agreement (*i.e.* Nacogdoches Gas shall pay the Allocated Funding Percentage of the Total Prospect Costs for each Optional Well located on the SunStone Lands (or lands pooled therewith) and Nacogdoches Gas and Sonerra shall each be entitled to their respective Ownership Interest shares of each Optional Well, as more particularly described in Article VI.A. and Article VI.B. of the Development Agreement). However, with respect to that portion of the Assigned Interest and the Retained Interest that is included within the proration unit for any Optional Well in which Nacogdoches Gas elects to participate, Nacogdoches Gas shall not be required to fund that portion of any Acreage Consideration that would otherwise be due and payable with respect to both the Assigned Interest and the Retained Interest.

(ii)   In the event Nacogdoches Gas elects, or is deemed to have elected, not to participate in the drilling of an Optional Well Set, the respective rights and obligations of Nacogdoches Gas and Sonerra with respect to the drilling of future wells shall be governed by Article IV of the Development Agreement and Sonerra shall have the right to sell and assign, on one or more occasions, all or any portion of the SunStone Lands to other third party participants that desire to participate in the drilling of one or more wells on the SunStone Lands (or lands pooled therewith). At such time and from time to time as Sonerra provides written notice to Nacogdoches Gas that Sonerra intends to assign all or any portion of the SunStone Lands to one or more third party participants, Nacogdoches Gas shall, no later than five (5) days following the receipt of each such written notice, execute, acknowledge and deliver to Sonerra an assignment of that portion of the SunStone Lands being assigned by Sonerra to such third party participant(s) (the "Third Party Interest"). As the sole consideration for assigning the Third Party Interest to Sonerra, Nacogdoches Gas shall be entitled to receive its proportionate share (based on its before Project Payout or after Project Payout Ownership Interest, as applicable) of the same per net mineral acre lease acreage consideration that is received and the same overriding royalty interest that is retained by the investor participants in any Lease Acquisition Fund (managed by either Sonerra or Pinnacle) that assigns lease acreage into the same drilling prospect that includes the Third Party Interest.

4

(iii)   Except as otherwise permitted in this Agreement or the Development Agreement, (a) Nacogdoches Gas shall not assign any portion of its interest in the Assigned Interest without the prior written consent of Sonerra and (b) Sonerra shall not assign any portion of its interest in the Retained Interest without the prior written consent of Nacogdoches Gas.

(iv)   If, at Project Payout, any portion of the Assigned Interest is not either (a) assigned to Sonerra pursuant to paragraph (ii) above or (b) included in an Optional Well Set in which Nacogdoches Gas has elected to participate (such portion of the Assigned Interest being hereinafter called the "Undeveloped Acreage"), Nacogdoches Gas shall assign to Sonerra an undivided forty percent (40%) leasehold working interest in and to the Undeveloped Acreage. The assignment described in the preceding sentence shall be delivered to Sonerra no later than five (5) days following the receipt by Nacogdoches Gas of written notice from Sonerra that Project Payout has occurred.

(v)   The assignments described in paragraphs (ii) and (iv) above shall be in the form attached hereto as Exhibit C.

c.   Nacogdoches Gas shall have the right to maintain its Assigned Interest percentage in any and all "AMI Leases" (hereinafter defined) that are renewed or extended. For purposes of this Agreement, the term "AMI Leases" shall mean those leases listed on Exhibit A to the SunStone Assignment under the heading "AMI Leases". Nacogdoches Gas shall be responsible for the payment of a 37.7975% share of lease bonus considerations, payments to extend primary terms, delay rentals or other lease maintenance payments (collectively the "Lease Maintenance Payments") and any such Lease Maintenance Payments shall be included in the Cumulative Project Costs.

5.   PINNACLE COTTON VALLEY LEASE ACQUISITION PROJECT INTERESTS.

The ownership interest in and to the East Texas Cotton Valley Lease Acquisition Project acquired under and as a part of the SunStone Interests shall be and remain subject to the terms and conditions of that certain Participation Agreement dated May 22, 1997 (the "Cotton Valley Agreement"), by and between MTV Oil and Gas Limited Partnership and Pinnacle Energy Group, L.C.

6.   EFFECTIVE DATE. The Effective Date of this Agreement shall be January 1, 2005 at 12:01 A.M. local time.

7.   MISCELLANEOUS.

a.   Governing Law. This Agreement shall be construed and governed by the laws of the State of Texas.

b.   No Partnership. This Agreement does not create a partnership, mining partnership, joint venture, corporation, association for profit, or any other business entity of any kind.

c.   Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of each party's respective successors, assigns, and legal representatives.

d.   Severability. If a court of competent jurisdiction determines that any clause or provision of this Agreement is void, illegal, or unenforceable, the other clauses and provisions of this Agreement shall remain in full force and effect and the clauses and provisions which are determined to be void, illegal, or unenforceable shall be limited so that they shall remain in effect to the extent permissible by law.

e.   Headings. The headings of any article and/or section of this Agreement are for guidance and convenience of reference only and shall not limit or otherwise affect any of the terms or provisions of this Agreement.

f.   Counterparts. This Agreement may be executed in separate and/or multiple counterparts, which taken together shall constitute the entire agreement. It shall not be necessary that each party sign the same counterpart of this Agreement, only that each party sign at least one counterpart. Each of the executed counterparts of this Agreement may be placed together so as to form one document and all taken together shall constitute one document.

Agreed To and Accepted as of the date first hereinabove written.

SONERRA RESOURCES CORPORATION

By: ___/s/ W. Scott Henderson_____
    W. Scott Henderson, President

PINNACLE ENERGY GROUP, L.C.

By: ___/s/ Earl Herrera_____
    Earl Herrera, Manager

NACOGDOCHES GAS, LLC

By: ___/s/ Frank W. Getman Jr._____
    Frank W. Getman Jr., Manager

EXHIBIT B

PARTIAL ASSIGNMENT, CONVEYANCE AND BILL OF SALE

THE STATE OF TEXAS   §
     §
COUNTY OF NACOGDOCHES   §

THIS PARTIAL ASSIGNMENT, CONVEYANCE AND BILL OF SALE ("Assignment") is executed and entered into by and between SONERRA RESOURCES CORPORATION, a Texas corporation, whose address is P. O. Drawer 631627, Nacogdoches, Texas 75963-1627 (hereinafter called "Assignor"), and NACOGDOCHES GAS, LLC, a New Hampshire limited liability company, whose address is 1 New Hampshire Avenue, Suite 125, Portsmouth, New Hampshire 03801 (hereinafter called "Assignee").

ARTICLE I

Assignment

Assignor, for Ten Dollars ($10.00) and other good and valuable consideration in hand paid by Assignee, the receipt and sufficiency of which consideration are hereby acknowledged and confessed, does hereby GRANT, BARGAIN, SELL, CONVEY, ASSIGN and DELIVER unto Assignee, subject to the reservations and other matters set forth herein, an undivided ninety percent (90%) of all of Assignor's right, title and interest in and to the following (collectively, the "Subject Assets"):

    (a)   the undivided interests in and to the oil, gas and mineral leases described at Part E of <u>Exhibit A</u> attached hereto and made a part hereof (hereinafter individually and collectively referred to as the "Leases");

    (b)   a like undivided interest in and to the lands described in the Leases and the lands spaced, pooled or unitized therewith (hereinafter individually and collectively referred to as the "Lands");

    (c)   the undivided interests in and to the oil and gas wells described at Part A of <u>Exhibit A</u> attached hereto and made a part hereof (hereinafter individually and collectively referred to as the "Wells");

    (d)   a like undivided interest in and to the units described at Part B of <u>Exhibit A</u> (hereinafter individually and collectively referred to as the "Units");

    (e)   the oil, gas and related minerals underlying and produced from and attributable to such undivided interests in and to the Lands (hereinafter individually and collectively referred to as the "Hydrocarbons");

(f)   the undivided interests in and to the gas gathering system described at Part C of <u>Exhibit A</u> (hereinafter referred to as the "Melrose System");

(g)   a like undivided interest in and to the personal property and fixtures situated at, appurtenant to, and used in connection with, the operation of the Wells and the Melrose System, including, without limitation, all well bores, casing, tubing, flowlines, tanks, pipelines, gas separation and field processing units, gathering systems, compressors and surface production equipment (hereinafter individually and collectively referred to as the "Properties");

(h)   an undivided 75.595% interest in and to that certain 3D Seismic Farmout Agreement dated July 1, 1999, between Pinnacle Energy Group, L.C. and MTV Oil & Gas Limited Partnership, all of SunStone Corporation's interest (as of December 31, 2004) in and to that certain Participation Agreement for the East Texas Cotton Valley Pinnacle Reef Play dated May 22, 1997 and all of SunStone Corporation's interest (as of December 31, 2004) in and to all other agreements (including, without limitation, operating, pooling, unitization and communitization agreements), easements, rights-of-way, contracts, authorizations, and licenses, but only insofar as they cover or pertain to the Leases, the Wells, the Lands, the Units and/or the Properties (hereinafter individually and collectively referred to as the "Agreements"); and

(i)   the undivided interest in and to Oakridge 3-D Seismic Survey data described at Part D of <u>Exhibit A</u> (hereinafter individually and collectively referred to as the "Seismic Data").

The interest in the Subject Assets granted, bargained, sold, conveyed, assigned and delivered to Assignee pursuant to this Article I is hereinafter sometimes collectively called the "Assigned Interest".

TO HAVE AND TO HOLD the Assigned Interest unto Assignee, its successors and assigns forever, subject, however, to the matters set forth herein.

ARTICLE II

Warranty of Title; Limitation of Warranties

Section 2.1   <u>Warranty of Title</u>. Assignor hereby binds itself to warrant and forever defend, all and singular, the Assigned Interest unto Assignee, its successors and assigns, against every person whomsoever lawfully claiming or to claim the same or any part thereof, by, through or under Assignor, but not otherwise, subject, however, to the matters set forth herein.

Section 2.2   <u>Limitation of Warranties</u>. Except for the warranty of title set forth in Section 2.1 above, the Assigned Interest is assigned to Assignee without covenant or warranty of any kind, express, implied or statutory. THAT PORTION OF THE SUBJECT ASSETS THAT CONSISTS OF PERSONAL PROPERTY, MACHINERY, FIXTURES, CASING, EQUIPMENT, PIPES, TUBING, AND MATERIALS IS HEREBY SOLD, ASSIGNED AND ACCEPTED BY ASSIGNEE IN THEIR "WHERE IS, AS IS" CONDITION, WITHOUT ANY

WARRANTIES WHATSOEVER, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MARKETABILITY, QUALITY, CONDITION, MERCHANTABILITY AND/OR FITNESS FOR A PARTICULAR PURPOSE OR USE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED. TO THE EXTENT REQUIRED TO BE OPERATIVE, THE DISCLAIMERS OF CERTAIN WARRANTIES CONTAINED IN THIS PORTION OF THIS ASSIGNMENT ARE "CONSPICUOUS" DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW, RULE OR ORDER.

Section 2.3 Permitted Encumbrances. The Assigned Interest is assigned and conveyed by Assignor and accepted by Assignee expressly subject to the following (collectively, the "Permitted Encumbrances"): (i) the terms, conditions, restrictions and limitations set forth in (a) the instruments that create Assignor's interest in the Subject Assets and (b) any intervening assignment through which Assignor acquired its interest in the Subject Assets; (ii) any and all validly existing royalties, overriding royalties, and other payments out of or with respect to production which affect the Assigned Interest; (iii) any easements, rights-of-way, surface leases and other rights in respect of surface operations on, over or across the property covered by the Subject Assets, (iv) all Joint Operating Agreements relating to the Units, (v) the terms and conditions set forth in that certain Project Development Agreement dated January 7, 2005 (the "Development Agreement"), between Assignor and Assignee and (vi) the terms and conditions of that certain Acquisition Agreement dated as of March 22, 2005 (the "Acquisition Agreement"), among Assignor, Pinnacle Energy Group, L.C. and Assignee. All capitalized terms used in this Assignment that are not otherwise defined shall have the meaning given to such terms in the Development Agreement.

ARTICLE III

Reservations

Section 3.1 Subject Assets. Assignor has EXCEPTED from this Assignment and RESERVED unto Assignee, its successors and assigns, an undivided ten percent (10%) interest in and to the Subject Assets (the "Retained Interest"). Pursuant to the terms of the Project Development Agreement, at such time as Project Payout has occurred, the Retained Interest shall be increased to an undivided fifty percent (50%) interest in and to the Subject Assets.

Section 3.2 Project Wells. (a) Assignor has EXCEPTED from this Assignment and RESERVED unto Assignor, its successors and assigns, an undivided 3.77975% of 8/8ths carried working interest in and to each Project Well drilled on the Leases, or on lands pooled therewith (the "Carried Interest"). Pursuant to the terms of the Project Development Agreement, at such time as Project Payout has occurred, the Carried Interest shall be increased to an undivided 18.89875% of 8/8ths full cost bearing working interest in and to all Project Wells theretofore and thereafter drilled on the Leases, or lands pooled therewith. Assignor and Assignee recognize that the above-described Carried Interest is in addition to any other carried working interest that Assignor may have in the Project Wells by virtue of any Participation Agreement that covers those undivided interests in the Leases that are not included within the Subject Assets.

(b)   With respect to all Project Wells drilled prior to Project Payout, the Carried Interest shall be free of all costs and expenses incurred through the installation of the wellhead meter connection and associated gathering facilities for each such Project Well (including, but not limited to, all geological and geophysical costs, the costs of drilling, testing, completing and equipping each Project Well and the cost of plugging and abandoning each such Project Well if a completion attempt is not made). At such time as Project Payout occurs and the Carried Interest increases from 3.77975% to 18.89875%, Assignor, its successors and assigns, shall become obligated to pay Assignor's proportionate share (i.e. 18.89875%) of all costs and expenses thereafter incurred in connection with (i) all Project Wells theretofore drilled and (ii) any future Project Wells in which Assignor, its successors or assigns, elect(s) to participate pursuant to the terms of the applicable Participation Agreement.

Section 3.3   Project Development Agreement. The Assigned Interest, the Retained Interest and the Carried Interest are subject to and governed by the terms of the Development Agreement. The Development Agreement contains provisions that significantly affect the respective rights and obligations of Assignor and Assignee in and to the Assigned Interest, the Retained Interest and the Carried Interest.

ARTICLE IV

Miscellaneous

Section 4.1   Further Assurances. Assignor and Assignee covenant and agree to execute and deliver such other and additional instruments and documents and do all such other acts and things as may be necessary to carry out the intent of the parties hereunder and under both the Development Agreement and the Acquisition Agreement.

Section 4.2   Taxes. All ad valorem, property, production, severance and similar taxes and assessments relative to the Assigned Interest shall be apportioned and prorated between Assignor and Assignee as of the effective date hereof.

Section 4.3   Successors and Assigns. All of the provisions hereof shall inure to the benefit of and be binding upon the respective successors and assigns of Assignor and Assignee; provided, however, the assignability of both the Assigned Interest and the Retained Interest are subject to certain restrictions set forth in the Development Agreement and the Acquisition Agreement.

Section 4.4   Counterparts. This Assignment may be executed in any number of counterparts, and each counterpart hereof shall be deemed to be an original instrument, but all such counterparts shall constitute but one and the same assignment.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be fully executed on this _____ day of _____, 2005, to be effective, however, as of January 1, 2005 at 12:01 a.m. local time in Nacogdoches County, Texas.

ASSIGNOR:

SONERRA RESOURCES CORPORATION

By: _____
      W. Scott Henderson
      President

ASSIGNEE:

NACOGDOCHES GAS, L.L.C.

By: _____
Name: _____
Title: _____

THE STATE OF TEXAS   §
                                            §
COUNTY OF _____   §

      This instrument was acknowledged before me on the _____ day of _____, 2005, by W. Scott Henderson, President of SONERRA RESOURCES CORPORATION, a Texas corporation, on behalf of said corporation.

                                      _____
                                        Notary Public in and for the State of Texas

THE STATE OF NEW HAMPSHIRE   §
                                            §
COUNTY OF _____   §

      This instrument was acknowledged before me on the _____ day of _____, 2005, by _____, _____ of NACOGDOCHES GAS, L.L.C., a New Hampshire limited liability company, on behalf of said company.

                                        _____
                                        Notary Public in and for the
                                        State of New Hampshire

Exhibit A

SUBJECT ASSETS

Attached to and made a part of the certain Partial Assignment, Conveyance and Bill of Sale dated effective January 1, 2005, from Sonerra Resources Corporation, as Assignor, to Nacogdoches Gas, LLC, as Assignee.

Part A.   Wells

Well Name	Working Interest	Net Revenue Interest	Overriding Royalty Interest
Kendrick #1-H	25.102898%	19.32923146%	1.71240931%
Sitting Bull #1	25.102898%	19.32923146%	1.33429465%
Crazy Horse #1	-0-	-0-	0.80437400%
			0.69807900%
Soaring Eagle #1	29.155200%	22.449504%	0.45038662%
			0.55596408%
			0.10557746%
Ten Bears #1	37.797500%	29.104075%	0.42069120%
Ten Bears #2	-0-*	-0-*	0.85852700%
Sky Chief #1	25.102898%*	19.32923146%*	2.35792600%

*This is a back-in interest that is subject to a 300% nonconsent penalty under the applicable Operating Agreement.

Part B.   Units

Kendrick No. 1-H Gas Unit

703 ac. Unit described in Designation of Gas Unit recorded December 7, 2001, in Volume 1663, Page 106 of the Official Public Records of Nacogdoches County, Texas.

Sitting Bull No.1 Gas Unit

703 ac. Unit described in Designation of Gas Unit recorded December 7, 2001, in Volume 1663, Page 131 of the Official Public Records of Nacogdoches County, Texas.

Crazy Horse No.1 Gas Unit

703.5 ac. Unit described in Designation of Gas Unit recorded December 7, 2001, in Volume 1663, Page 73 of the Official Public Records of Nacogdoches County, Texas.

Soaring Eagle Gas Unit

1172.36 ac. Unit described in Designation of Gas Unit recorded November 21, 2001, in Volume 1655, Page 275 of the Official Public Records of Nacogdoches County, Texas.

Ten Bears No.1 Gas Unit

703.998 ac. Unit described in Designation of Gas Unit recorded December 19, 2002, in Volume 1827, Page 283 of the Official Public Records of Nacogdoches County, Texas.

Ten Bears No.2 Gas Unit
698.398 ac. Unit described in Designation of Gas Unit recorded March 26, 2003, in Volume 1870, Page 264 of the Official Public Records of Nacogdoches County, Texas.

Sky Chief No.1 Gas Unit
815.27 ac. Unit described in designation of Gas Unit recorded November 5, 2004, in Volume 2160, Page 95 of the Official Public Records of Nacogdoches County, Texas.

Part C.   Gas Gathering System

The hereinafter described undivided interests in and to all easements, rights-of-way, surface leases, flow lines, gathering lines, gas separation and field processing units, pipeline taps and other equipment and personal property used or useful in connection with the production, treatment, gathering, processing, compression, storage, transportation and sale of Hydrocarbons through the Melrose Gas Gathering Pipeline System (the "Melrose System"), located within the Kendrick (James Lime) Field, Nacogdoches County, Texas, as follows: (i) an undivided 25% interest in that certain section of the Melrose System originating at mile-post 207.68 marker as a 6" tap in the Texas Eastern line, and extending West through a 6" pipeline to the Sonerra, Kendrick No. 1-H well, (ii) an undivided 29.1552% interest in that certain section of the Melrose System occurring from the Kendrick No.1 well and extending as a 6" pipeline to the Sonerra, Soaring Eagle No.1 well and (iii) a like undivided interest in all rights of way, equipment and appurtenances relating to such segments, and including all facilities and equipment presently existing at and associated with the Texas Eastern tap site and facility.

Part D.   Oakridge 3-D Seismic Data

An undivided 75.595% interest in and to the Seismic Data acquired in Nacogdoches County, Texas, covering an area of approximately 49 square miles east of the city of Nacogdoches, Texas.

Part E.   Leases

The following described undivided interests in and to the Oil, Gas and Mineral Leases listed below:

1.   An undivided 25.102898% leasehold working interest in and to those Oil, Gas and Mineral Leases listed under the heading "Kendrick No. 1-H Unit Leases".

2.   An undivided 25.102898% leasehold working interest in and to those Oil, Gas and Mineral Leases listed under the heading "Sitting Bull No. 1 Unit Leases".

3.   An undivided 29.155200% leasehold working interest in and to those Oil, Gas and Mineral Leases listed under the heading "Soaring Eagle No. 1 Unit Leases".

4.   An undivided 37.7975% leasehold working interest in and to those Oil, Gas and Mineral Leases listed under the heading "Ten Bears No. 1 Unit Leases".

5.   An undivided 25.102898% leasehold working interest in and to those Oil, Gas and Mineral Leases listed under the heading "Sky Chief No. 1 Unit Leases".

6.   An undivided 37.7975% leasehold working interest in and to those Oil, Gas and Mineral Leases listed under the heading "AMI Leases".

LESSOR	LESSEE	LEASE DATE	VOL.	PAGE
KENDRICK No. 1-H UNIT LEASES				
Roselle H. King	Sonerra Resources Corporation	11/10/1999	1416	213
Dan Bell, et ux Mary	Sonerra Resources Corporation	7/25/2000	1482	286
Thomas J. Freda	Sonerra Resources Corporation	7/25/2000	1482	282
Charles W. Simmons et al	Sonerra Resources Corporation	12/23/1999	1416	252
Bernice Strahan et ux	Sonerra Resources Corporation	12/23/1999	1450	260
B. W. Henderson	Sonerra Resources Corporation	11/17/2000	1546	266
A. T. Mast et al	Sonerra Resources Corporation	4/5/2000	1450	243
Parrish Cox	Sonerra Resources Corporation	12/23/1999	1416	216
Eleanor Cox	Sonerra Resources Corporation	1/6/2000	1416	210
Shelia Cox Isonhood	Sonerra Resources Corporation	1/6/2000	1416	219
W. David Cox	Sonerra Resources Corporation	1/6/2000	1450	278
Ernie Cox Holm	Sonerra Resources Corporation	11/6/2000	1514	179
Tommy Jewel Kendrick et al	Amoco Production Company	3/1/1975	122	899

Oswald W. Sullivan et ux,	Amoco Production Company	3/6/1975	122	309

SITTING BULL No. 1 UNIT LEASES

Sam Donnell and wife Alice Goff Donnell	Sonerra Resources Corporation	11/2/1999	1411	23
Arron Parrish Cox	Sonerra Resources Corporation	11/5/1999	1411	2
Ernie Cox Holm	Sonerra Resources Corporation	11/6/2000	1514	176
Helen Jean Buckner	Sonerra Resources Corporation	2/15/2000	1450	256
Lorraine M. George and wife, Jeanette C. George	Sonerra Resources Corporation	2/14/2000	1450	259
Helen Jean Buckner	Sonerra Resources Corporation	2/15/2000	1450	255
Sandra Taubes Payton	Sonerra Resources Corporation	11/27/2000	1546	272
Roselle H. King	Sonerra Resources Corporation	11/10/1999	1416	213
Bell, Dan et ux Mary	Sonerra Resources Corporation	7/25/2000	1482	286
Thomas J. Freda	Sonerra Resources Corporation	7/25/2000	1482	282
Ida Faye Johns	Sonerra Resources Corporation	11/18/1999	1411	41
Billie Jean Williams	Sonerra Resources Corporation	11/18/1999	1411	29
Billie Sanders Cohen	Sonerra Resources Corporation	11/18/1999	1411	26
Annie Bell	Sonerra Resources Corporation	11/18/1999	1411	11
Karl Lynn Sanders	Sonerra Resources Corporation	11/15/2000	1525	230
Rowena Sanders	Sonerra Resources Corporation	11/15/2000	1525	227
Danny Thomas, Jr	Sonerra Resources Corporation	11/15/2000	1525	218
Cheryl Thomas	Sonerra Resources Corporation	11/15/2000	1525	221
Daryl Thomas	Sonerra Resources Corporation	11/15/2000	1525	224

Adolphus Moore	Sonerra Resources Corporation	11/27/2000	1525	233
B. W. Henderson	Sonerra Resources Corporation	11/17/2000	1546	266
A. T. Mast et al	Sonerra Resources Corporation	4/5/2000	1450	243
Parrish Cox	Sonerra Resources Corporation	12/23/1999	1416	216
Ernie Cox Holm	Sonerra Resources Corporation	11/6/2000	1514	179
Middlebrook Mineral Partnership, LTD.	Sonerra Resources Corporation	4/5/2000	1450	239
Stewart S. Barron	Sonerra Resources Corporation	4/5/2000	1450	241
Tommy Jewel Kendrick et al	Amoco Production Company	3/1/1975	122	899

CRAZY HORSE No. 1 UNIT LEASES

Donald Leon Taylor et ux, Betty Ann	Pinnacle Energy Group, L.C.	1/10/2000	1439	108
Leon F. Taylor et ux, Olene	Pinnacle Energy Group, L.C.	1/10/2000	1413	190
Ralph Lynn Hanna et ux, Mary O.	Sonerra Resources Corporation	1/13/1997	1136	111
Josephine Burleson	Pinnacle Energy Group, L.C.	2/14/1997	1122	257
Carlton J. Harris et ux, Patricia P.	Sonerra Resources Corporation	1/15/1997	1118	73
Hubert L. Y'Barbo et ux, Alice	Pinnacle Energy Group, L.C.	6/6/2000	1462	260
Sadie Ruth Phillips et vir, George E.	Pinnacle Energy Group, L.C.	3/27/1997	1122	291
John B. Rowlett.	Pinnacle Energy Group, L.C.	2/22/1997	1122	73
Robert Troy Henderson et ux, Lisa	Pinnacle Energy Group, L.C.	1/21/1998	1187	47

Lynn

JoAnn Brown Bryant, Individually and as Substitute Independent Executrix of the Estate of L. O. Brown, Deceased	Pinnacle Energy Group, L.C.	2/10/2000	1439	132
Lorraine M. George, Individually and as Independent Executor of the Estate of Thelma Gray Brown, Deceased	Pinnacle Energy Group, L.C.	2/14/2000	1439	166
George Muirhead et ux, Linda	Pinnacle Energy Group, L.C.	9/18/2000	1495	194
Michael A. Guanere et ux, Tammye	Pinnacle Energy Group, L.C.	5/15/2000	1498	121

SOARING EAGLE No. 1 UNIT LEASES

Thomas J. Goss et ux, Ida Jean	Pinnacle Energy Group, L.C.	2/2/2000	1439	142
Julia Nell Clayton; Melva Schmidt and Edna Louise Mamak	Pinnacle Energy Group, L.C.	2/10/1998	1210	116
Edna Louise Mamak	Pinnacle Energy Group, L.C.	2/9/1998	1210	134
Joyce Eileen Irvine	Pinnacle Energy Group, L.C.	7/9/1998	1252	130
Grover Hall, Jr., et ux, Evelyn	Sonerra Resources Corporation	1/10/2001	1565	192
Travis Lynn Ballard et al, Nancy TaylorBallard, and James Ray Ballard	Sonerra Resources Corporation	1/18/2001	1565	295
Evelyn G. Hauser, a widow, et al Ann Hauser Garst and Elisabeth Hauser	Sonerra Resources Corporation	4/3/2001	1597	204

Mary E. Hix	Sonerra Resources Corporation	6/6/2001	1653	28
Jason Aaron Summers	Sonerra Resources Corporation	3/22/2001	1597	201
Thomas Jake Summers	Sonerra Resources Corporation	1/16/2002	1697	130
James Clark Nash, II	Sonerra Resources Corporation	1/28/2002	1697	127
Joel R. Russell	Sonerra Resources Corporation	4/5/2002	1718	257
Jessica Anne Summers Trust, Sheryl B. Summers, Trustee	Sonerra Resources Corporation	1/17/2002	1823	121
Karl Kennerly et al, Robert Bradford Kennerly	Sonerra Resources Corporation	4/23/2003	1943	9

TEN BEARS No. 1 UNIT LEASES

Frances Adams Shofner et vir, David L., and Frances Adams Shofner, Trustee	Pinnacle Energy Group, L. C.	12/20/1999	1413	225
Julia Chaplin, Attorney-in-Fact for Frank Ford Simpson, III	Sonerra Resources Corporation	7/1/2002	1823	119
Jennifer Simpson	Sonerra Resources Corporation	7/1/2002	1823	118
Campbell Cox, II	Pinnacle Energy Group, L. C.	12/21/1999	1439	129
Marcus Z. Cox	Pinnacle Energy Group, L. C.	12/21/1999	1413	228
Aaron Parish Cox	Sonerra Resources Corporation	12/12/1996	1823	127
Rhe Nell Seivers et al, Claudia Joan Sowell	Pinnacle Energy Group, L.C.	12/2/2002	1823	130
N. Campbell Cox et ux, Peggy Ann	Pinnacle Energy Group, L. C.	12/20/1999	1411	57

Clarence George Layton, et ux, Vermell	Pinnacle Energy Group, L. C.	12/20/1999	1413	218

TEN BEARS No.2 UNIT LEASES

Campbell Cox, II	Pinnacle Energy Group, L.C.	3/25/2003	1870	258
Marcus Z. Cox	Pinnacle Energy Group, L.C.	3/25/2003	1870	261
George Keith Simpson	Sonerra Resources Corporation	11/19/2001	1715	171
Richard Lee Simpson	Sonerra Resources Corporation	11/19/2001	1715	162
Max Greer, Jr	Pinnacle Energy Group, L. C.	3/27/2000	1439	217
Angela Renee Greer Ivy	Pinnacle Energy Group, L. C.	4/3/2000	1439	225
Julia Chaplin, Attorney-in-Fact for Frank Ford Simpson, III	Sonerra Resources Corporation	7/1/2002	1823	119
Jennifer Simpson	Sonerra Resources Corporation	7/1/2002	1823	118
LaDonna Simpson	Sonerra Resources Corporation	7/1/2002	1823	120
Randy McLemore et ux, Terre	Pinnacle Energy Group, L. C.	3/18/2003	1870	252
Jimmie E. Scott et ux, Barbara Ann	Pinnacle Energy Group, L. C.	1/14/2003	1864	64
Juanita Kendrick	Sonerra Resources Corporation	2/13/2002	1715	159
Don Kendrick	Sonerra Resources Corporation	2/13/2002	1715	156
The State of Texas	Pinnacle Energy Group, L. C.	12/16/2003	2057	274
Bill Gene Hash et ux, Helen L.	Samson Lone Star Limited Partnership	7/25/1997	1279	178
Sheryl Elmer Murray	Pinnacle Energy Group, L.C.	3/20/2003	1870	255

SKY CHIEF No. 1 UNIT LEASES

Marshall Brown and wife, Virginia Brown	Sonerra Resouces Corporation	11/8/1999	1411	17
Steve S. Starling	Sonerra Resouces Corporation	5/2/2000	1450	236
Robert Howard	Sonerra Resouces Corporation	11/15/1999	1411	20
Sue Dora Mettauer	Sonerra Resouces Corporation	11/30/1999	1411	35
Patsy Seale Nabours	Sonerra Resouces Corporation	11/30/1999	1411	32
Pamela Kay Newman, et al	Sonerra Resouces Corporation	11/30/1999	1411	38
Michael Bonnette	Sonerra Resouces Corporation	5/17/2000	1462	118
Richard Bonnette	Sonerra Resouces Corporation	5/17/2000	1462	115
Thomas Bonnette	Sonerra Resouces Corporation	5/17/2000	1462	112
W. W Griffith et ux	Sonerra Resouces Corporation	4/27/2000	1462	121
Kimberly Walker Cobble	Sonerra Resouces Corporation	12/8/1999	1450	266
William Lowell Clamp et ux	Sonerra Resouces Corporation	12/8/1999	1411	14
Ronald H. Williams	Sonerra Resouces Corporation	12/9/1999	1450	246
Louis L. Haltom	Sonerra Resouces Corporation	3/8/2000	1450	232
Sue Jean Haltom Dunn	Sonerra Resouces Corporation	12/9/1999	1416	258
Dorothy Floyce Hurst	Sonerra Resouces Corporation	12/16/1999	1416	222
Louise Hall	Sonerra Resouces Corporation	12/16/1999	1416	267
June Brown Seelbach, Administratrix for the Estate of Robie Fulmer, deceased	Sonerra Resouces Corporation	12/17/1999	1416	249
Judy Hudman	Sonerra Resouces Corporation	12/22/1999	1416	240
Loyce Fulmer	Sonerra Resouces Corporation	12/30/1999	1416	207

John Leaman Hudman	Sonerra Resouces Corporation	12/22/1999	1416	243
Velta Russell Roberts	Sonerra Resouces Corporation	12/30/1999	1450	284
Azilda Cox	Sonerra Resouces Corporation	12/30/1999	1416	201
Madelyn Louise Irvine Harkness	Sonerra Resouces Corporation	12/18/1999	1416	261
Sandra Irvine Thomas	Sonerra Resouces Corporation	12/18/1999	1416	246
Alida Irvine Donnell	Sonerra Resouces Corporation	12/18/1999	1416	264
Jeannette Viasana	Sonerra Resouces Corporation	1/10/2000	1416	228
Danny Harkness et ux	Sonerra Resouces Corporation	12/23/1999	1416	255
Craig Hall Morton	Sonerra Resouces Corporation	1/20/2000	1450	269
Adam Glen Sparks	Sonerra Resouces Corporation	12/17/1999	1450	263
Stephen E. Boney et ux	Sonerra Resouces Corporation	1/13/2000	1416	231
Gladys Nelson	Sonerra Resouces Corporation	5/8/2001	1653	128
Shirley Krenek	Sonerra Resouces Corporation	5/8/2001	1653	141
Terry Hall	Pinnacle Energy Group, L.C.	3/26/2004	2101	158
Anthony Hurst aka Tony Hurst et ux	Pinnacle Energy Group, L.C.	10/25/2004	2159	299
Grover Hall, Jr. et ux	Pinnacle Energy Group, L.C.	4/30/2004	2101	83
Tommy D. Pace et ux	Amoco Production Company	4/23/1975	125	277
B. D. Pace et ux	Amoco Production Company	4/23/1975	125	306
Thomas M. Pace et ux	Amoco Production Company	4/23/1975	125	45
Tommy D. Pace et al	Amoco Production Company	4/23/1975	125	158
Marie Smith	Amoco Production Company	12/5/1984	562	842

Billie Ruth Shofner	Amoco Production Company	3/28/1985	572	382
W. W. Griffith	Amoco Production Company	3/28/1985	572	380

AMI LEASES

Helen Burk Glass	Pinnacle Energy Group, L.C.	2/24/2003	1864	218
Parrish Cox	Sonerra Resources Corporation	2/11/2002	1823	124
Tanya Greer Cornelius	Pinnacle Energy Group, L.C.	7/29/2003	1943	81
Karon Gillespie Family Limited Partnership	Pinnacle Energy Group, L.C.	1/15/2003	1864	76
Jack Brett Smith	Sonerra Resources Corporation	1/29/2002	1715	153
Dan Simmons and Kelly Simmons	Pinnacle Energy Group, L. C.	1/22/2003	1864	88

Being 133.92 acres, SAVE AND EXCEPT: "TRACT TWO" of the herein described lease containing 55.97 acres, leaving herein contained 77.95 acres.

Mildred Simmons	Pinnacle Energy Group, L. C.	1/28/2003	1864	117
Larry O. Robbins	Pinnacle Energy Group, L. C.	1/16/2003	1864	160
Billie simmons	Pinnacle Energy Group, L. C.	1/22/2003	1864	91
Preston Hutson et ux, Anita	Pinnacle Energy Group, L. C.	2/5/2003	1864	221

Being 336.19 acres, more or less, SAVE AND EXCEPT: "TRACT TWO" containing 111.78 acres from said lease leaving "TRACT ONE" herein and containing 224.41 acres, more or less.

Gordon Hutson	Pinnacle Energy Group, L. C.	2/5/2003	1864	169
J. T. Walker et ux, Margaret L.	Pinnacle Energy Group, L.C.	7/21/2003	1943	53
Albert T. Chancellor et ux, Naomi B.	Pinnacle Energy Group, L. C.	1/21/2003	1864	94
Larry B. Duke	Pinnacle Energy Group, L.C.	2/26/2003	1902	301
Glen C. Duke	Pinnacle Energy Group, L.C.	2/26/2003	1902	271
Roy A. Duke	Pinnacle Energy Group, L.C.	2/26/2003	1902	274

Alice Ann Muckleroy	Pinnacle Energy Group, L.C.	1/17/2003	1864	79
Kim Crisp et ux, Angie	Pinnacle Energy Group, L.C.	1/17/2003	1864	154
Richard White	Pinnacle Energy Group, L.C.	1/21/2003	1864	103
M. Phillip White	Pinnacle Energy Group, L.C.	1/28/2003	1864	100
Sue Dora Mettauer et al, John D. Mettauer and Kenneth S. Mettauer	Pinnacle Energy Group, L.C.	3/18/2004	2101	32

Being 357.4 acres of land, more or less, SAVE AND EXCEPT: a tract of 26.4 acres as described in Deed dated October 18, 1996, recorded in Volume 1043, Page 9, a tract of 75.00 acres as described in Deed dated June 22, 1963, recorded in Volume 314, Page 411 and a tract of 50.391 acres being the residue of a 200 acre tract as described in Deed dated August 6, 1951, recorded in Volume 220, Page 445, leaving herein contained 205.609 acres of land, more or less.

Everett J. Stevens et ux,	Pinnacle Energy Group, L.C.	3/18/2004	2057	281

Being 230.919 acres of land, more or less, SAVE AND EXCEPT: "SECOND TRACT" containing 75.00 acres, and "TRACT THREE" containing 75.98 acres, and "TRACT FOUR" containing 5.33 acres, leaving herein the "FIRST TRACT" containing 74.609 acres.

William Robert Stripling	Pinnacle Energy Group, L.C.	2/20/2003	1902	283

Being 323.80 acres, more or less, SAVE AND EXCEPT: "TRACT TWO" containing 14.00 acres and "TRACT THREE" containing 187.00 acres, leaving herein contained 122.80 acres of land, more or less.

Lydia Matthews Dillon	Pinnacle Energy Group, L.C.	4/1/2004	2101	68
Fullbright, W. W. Fullbright, Jr.	Pinnacle Energy Group, L.C.	3/25/2004	2057	302

Being 323.80 acres, more or less, SAVE AND EXCEPT: "TRACT ONE" containing 187.00 acres and "TRACT TWO" containing 14.00 acres, leaving herein "TRACT THREE" containing 122.80 acres of land, more or less.

Carolyn E. Moore	Sonerra Resources Corporation	12/3/2001	1667	287
Edgar Locke Essman et ux, et al	Sonerra Resources Corporation	12/3/2001	1667	290

Roy William Essmanet ux	Sonerra Resources Corporation	12/3/2001	1667	293
Webb Perry Patton et ux, Mary Joyce	Sonerra Resources Corporation	1/4/2002	1715	165
Carl Ellis Parrish	Pinnacle Energy Group, L.C.	1/24/2003	1864	97

EXHIBIT C

ASSIGNMENT OF OIL, GAS AND MINERAL LEASES

THE STATE OF TEXAS   §
                                   §
COUNTY OF NACOGDOCHES   §

THIS ASSIGNMENT OF OIL, GAS AND MINERAL LEASES ("Assignment") is executed and entered into by and between NACOGDOCHES GAS, LLC, a New Hampshire limited liability company, whose address is 1 New Hampshire Avenue, Suite 125, Portsmouth, New Hampshire 03801 (hereinafter called "Assignor") and SONERRA RESOURCES CORPORATION, a Texas corporation, whose address is P. O. Drawer 631627, Nacogdoches, Texas 75963-1627 (hereinafter called "Assignee").

ARTICLE I

Assignment

Assignor, for Ten Dollars ($10.00) and other good and valuable consideration in hand paid by Assignee, the receipt and sufficiency of which consideration are hereby acknowledged and confessed, does hereby GRANT, BARGAIN, SELL, CONVEY, ASSIGN and DELIVER unto Assignee an undivided _____% interest in and to those oil, gas and mineral leases described on Exhibit A attached hereto (the "Subject Leases").

The interest granted, bargained, sold, conveyed, assigned and delivered to Assignee pursuant to this Article I is hereinafter sometimes collectively called the "Assigned Interest".

TO HAVE AND TO HOLD the Assigned Interest unto Assignee, its successors and assigns forever, subject, however, to the matters set forth herein.

ARTICLE II

Warranty of Title; Limitation of Warranties

Section 2.1   Warranty of Title. Assignor hereby binds itself to warrant and forever defend, all and singular, the Assigned Interest unto Assignee, its successors and assigns, against every person whomsoever lawfully claiming or to claim the same or any part thereof, by, through or under Assignor, but not otherwise, subject, however, to the matters set forth herein.

Section 2.2   Limitation of Warranties. Except for the warranty of title set forth in Section 2.1 above, the Assigned Interest is assigned to Assignee without covenant or warranty of any kind, express, implied or statutory.

Section 2.3   Permitted Encumbrances. The Assigned Interest is assigned and conveyed by Assignor and accepted by Assignee expressly subject to the following (collectively, the "Permitted Encumbrances"): (i) the terms, conditions, restrictions and limitations set forth in the Subject Leases and any intervening assignment through which Assignor acquired its interest in the Subject Leases; (ii) any and all validly existing royalties, overriding royalties, and other payments out of or with respect to production which affect the Assigned Interest; (iii) any easements, rights-of-way, surface leases and other rights in respect of surface operations on, over or across the property covered by the Subject Leases, (iv) the terms and conditions set forth in that certain Project Development Agreement dated January 7, 2005 (the "Development Agreement"), between Assignor and Assignee and (v) the terms and conditions of that certain Acquisition Agreement dated as of March 22, 2005 (the "Acquisition Agreement"), among Assignor, Pinnacle Energy Group, L.C. and Assignee.   All capitalized terms used in this Assignment that are not otherwise defined shall have the meaning given to such terms in the Development Agreement.

ARTICLE III

Miscellaneous

Section 3.1   Further Assurances. Assignor and Assignee covenant and agree to execute and deliver such other and additional instruments and documents and do all such other acts and things as may be necessary to carry out the intent of the parties hereunder and under both the Development Agreement and the Acquisition Agreement.

Section 3.2   Taxes. All ad valorem, property, production, severance and similar taxes and assessments relative to the Assigned Interest shall be apportioned and prorated between Assignor and Assignee as of the effective date hereof.

Section 3.3   Successors and Assigns. All of the provisions hereof shall inure to the benefit of and be binding upon the respective successors and assigns of Assignor and Assignee.

Section 3.4   Counterparts. This Assignment may be executed in any number of counterparts, and each counterpart hereof shall be deemed to be an original instrument, but all such counterparts shall constitute but one and the same assignment.

IN WITNESS WHEREOF, the parties hereto have caused this Assignment to be fully executed on this _____ day of _____, 200_, to be effective, however, as of _____ local time in Nacogdoches County, Texas.

ASSIGNOR:

NACOGDOCHES GAS, L.L.C.

By: _____
Name: _____
Title: _____

ASSIGNEE:

SONERRA RESOURCES CORPORATION

By: _____
      W. Scott Henderson
      President

THE STATE OF _____   §
                                     §
COUNTY OF _____   §

     This instrument was acknowledged before me on the _____ day of _____, 200_, by _____, _____ of NACOGDOCHES GAS, L.L.C., a New Hampshire limited liability company, on behalf of said company.

                                       _____
                                       Notary Public in and for the State of _____

THE STATE OF TEXAS   §
                                     §
COUNTY OF _____   §

     This instrument was acknowledged before me on the _____ day of _____, 200_, by W. Scott Henderson, President of SONERRA RESOURCES CORPORATION, a Texas corporation, on behalf of said corporation.

                                       _____
                                       Notary Public in and for the State of Texas